Exhibit (a)(10)


Subject:  Stock Option Exchange Program  -  Extended to Friday, January 24, 2003

To  all  US-based  employees:

The deadline to tender options has been extended to Friday, January 24, 2003 at 9:00PM Pacific Time.

As of 4:30PM today, we have received for exchange 1,219,179 options, or approximately 70% of all those eligible. If you have not already done so, please review the Offer to Exchange documents available on the Lantronix Intranet and on the AST Stock Plan web site. Whether to participate in this Offer to Exchange is an individual decision. We cannot recommend or require that you participate.

If you decide to participate or if you decide to withdraw, your completed form must be received by Friday, January 24, 2003 by 9:00PM Pacific Time.

____________________________

Vincent  J.  Roth,  Esq.
LANTRONIX
15353  Barranca  Parkway
Irvine,  CA  92618
PH:  949-450-7219
FX:  949-450-7218